Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Apeiron Capital Investment Corp. on Form S-4 of our report dated March 29, 2023, which includes an explanatory paragraph as to Apeiron Capital Investment Corp.’s ability to continue as a going concern, with respect to our audits of the financial statements of Apeiron Capital Investment Corp. as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from January 1, 2021 (commencement of operations) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

May 10, 2023